CLECO POWER	EXHIBIT 12(b)

Computation of Ratios of Earnings to Fixed Charges
	FOR THE THREE MONTHS ENDED		FOR THE TWELVE MONTHS ENDED
(THOUSANDS, EXCEPT RATIOS)	MAR. 31, 2013
Earnings from continuing operations	$27,793		$147,836
Income taxes	14,238		67,863
Earnings from continuing operations before income taxes	$42,031		$215,699
Fixed charges:
Interest	$21,031		$82,774
Amortization of debt expense, premium, net	693		2,914
Portion of rentals representative of an interest factor	129		503
Interest of capitalized lease	168		1,238
Total fixed charges	$22,021		$87,429
Earnings from continuing operations before income taxes	$42,031		$215,699
Plus: total fixed charges from above	22,021		87,429
Plus: amortization of capitalized interest	51		204
Earnings from continuing operations before income taxes and fixed charges	$64,103		$303,332
Ratio of earnings to fixed charges	2.91	X	3.47	X